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                             July 24, 2020

       Corey N. Fishman
       President and Chief Executive Officer
       Iterum Therapeutics plc
       Block 2 Floor 3, Harcourt Centre
       Harcourt Street
       Dublin 2, Ireland

                                                        Re: Iterum Therapeutics
plc
                                                            Form 10-K for the
fiscal year ended December 31, 2019
                                                            Filed March 12,
2020
                                                            File No. 001-38503

       Dear Mr. Fishman:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2019

       Section 302 Certifications in Exhibits 31.1 and 31.2, page 155

   1. Please amend your filing on Form 10-K with revised Section 302 certifications that expand the fourth
paragraph to cover management's responsibility for establishing and maintaining a system of
internal control over financial reporting in addition to its responsibility for
disclosure control and procedures. Please note this additional language became effective for
your first annual report and all periodic reports filed thereafter, which are required to
contain management   s report on internal control over financial
                                                        reporting. We refer you
to the guidance under Compliance and Disclosure Interpretations
                                                        (C&DI) for Regulation
S-K, Question 246.13. This comment is also applicable to your
                                                        Form 10-Q for fiscal
quarter ended March 31, 2020.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Corey N. Fishman
Iterum Therapeutics plc
July 24, 2020
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Ibolya Ignat at 202-551-3636 with any questions.



FirstName LastNameCorey N. Fishman                        Sincerely,
Comapany NameIterum Therapeutics plc
                                                          Division of
Corporation Finance
July 24, 2020 Page 2                                      Office of Life
Sciences
FirstName LastName